January 11, 2010

Mr. Michael D. Devlin
President and Chief Executive Officer
Cape Bancorp, Inc.
225 North Main Street
Cape May Court House, New Jersey 08210

Re: Cape Bancorp, Inc.
         File No. 001-33934
         Form 10-K for the fiscal year ended December 31, 2008
         Definitive Schedule 14A filed March 20, 2009
         Form 10-Q for the period ended March 31, 2009
         Form 10-Q for the period ended June 30, 2009
         Form 10-Q for the period ended September 30, 2009

Dear Mr. Devlin:

        We have reviewed your filings and have the following comments. Our accounting review is limited to the specific comments issued. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Directors, page 4

1. Please provide to us and undertake to include in your future filings, a more detailed description of the business experience of your each of your directors for the past five years, as required by Item 401(e)(1). Please disclose the principal business of any corporation or other organization. Please include "a brief explanation . . . as to the nature of the responsibility undertaken by the individual in prior positions." Please comply with the requirement that you disclose "information relating to the level of his professional competence, which may include, depending upon the circumstances, such specific information as the size of the operation supervised."

2. Please provide to us and undertake to include in your future filings, a description of any "arrangement or understanding between any director and any other person(s) (naming such person(s)) pursuant to which he was or is to be selected as a director or nominee" as required by Item 401(a). Please include a description of the agreement with one of your major shareholders, Patriot Financial Partners, pursuant to which you agreed so long as Patriot beneficially owns at least 4.9% of the issued and outstanding shares of common stock of Cape, Cape will be required to:
   - nominate James Lynch to its Board of Directors;
   - recommend to Cape's stockholders the election of Mr. Lynch at Cape's annual meeting of stockholders; and
   - vote its shares of Cape Bank stock in favor of Mr. Lynch's election as a director of Cape Bank.

   Please explain what the agreement means by requiring Cape to "vote its shares" and quantify the number and percentage of such shares that you will vote for purposes of the agreement. Please disclose that the term of the agreement is for as long as Mr. Lynch is elected to the Board.

Form 10-K for the Fiscal Year ended December 31, 2008

Forward Looking Statements, page 1

3. Please undertake to delete in your future filings, your statement that you "declines any obligation to publicly release the results of any revisions" since you cannot decline any legal obligations under federal or state law.

Cape Bancorp, Inc, page 1

4. Please provide to us and undertake to include in your future filings, a description of the extent to which shareholders approved the merger with Boardwalk Bank.

5. Please provide to us and undertake to include in your future filings, revision of the first paragraph to report the amount of revenues, profit or loss and total assets for each of your last three fiscal years, as required by Item 101(b) of Regulation S-K.

General, page 2

6. Please provide to us and undertake to include in your future filings, a more accurate description of your business in the first paragraph including, but not limited to, the following:

   - revise your claim that you provide "a complete line of business and personal banking products" to describe those business and personal banking products that you do actually provide; and

   - revise your claim that you "originate a variety of loans" to also disclose that ninety three percent of your loans are real estate related and over fifty percent of your loans are commercial mortgages.

7. Please provide to us a description of the business done and intended to be done by you, as required by Item 101 (c) (1) of Regulation S-K. Please address any changes in your business as a result of the recession including drops in loans and deposits and increases in defaults and foreclosures. Briefly describe any changes in policies and/or programs to prevent or minimize foreclosures, any changes in the standards you use to extend credit and any changes in the number or amounts of loans you originate.

Market Area, page 2

8. Please provide to us and undertake to include in your future filings, a more detailed discussion of recent and current economic conditions in your market area affecting your business including but not limited to the following:
   - trends over the past three years in home price index, residential real estate sales and single family and multi family building permits in your market area;
   - trends over the past three years in commercial real estate prices, commercial real estate sales and commercial building permits in your market areas;
   - trends over the past three years in the unemployment rate in your market area; and
   - trends over the past three years in median household income.

Competition, page 3

9. Please provide to us and undertake to include in your future filings, an estimate of the number of competitors in the business of real estate lending and your competitive position in that business as required by Item 101(c)(1)(x) of Regulation S-K.

Loan Portfolio Composition, page 4

10. Please provide to us and undertake to include in your future filings, the amount and percent of your residential mortgages that are single family and that are multi family.

Loan Portfolio Maturities and Yields, page 5

11. Given the large amount of your loan that mature in 2024 and beyond, please provide to us and undertake to include in your future filings further breakdown of the loans due beyond 2024.

Commercial Mortgage Loans, page 6

12. Please provide to us and undertake to include in your future filings, to provide more detail regarding the types of commercial properties in your commercial loan portfolio.

One to Four Family Residential Mortgage Loans, page 6

13. Please provide to us and undertake to include in your future filings, the following information:
   - the amount and percent of these loans that are high loan to value loans; and
   - the amount and percent of these loans that are single family loans and the amount and percent that are multi family homes.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

14. Please provide to us and undertake to include in your future filings, a revised overview with meaningful disclosure and analysis relating to your business condition, financial condition and results of operations consistent with Release No. 33-8350 including, but not limited to, the following:
   - provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results;
   - identify and provide insight into material opportunities, challenges and risks that you face, on which your executives are most focused for both the short and long term: such as the rise of loan defaults and foreclosures at your institution and the drop in real estate prices, real estate sales and new construction in your market areas; and
   - identify and provide insight into the actions you are taking to address each of the serious challenges and risks that you face including, but not limited to, changing your standards for making loans and for investing in securities and any plans you have to raise additional capital through government programs and/or other means.

15. Please provide to us and undertake to include in your future filings, revision of this section in its entirety to comply with Item 303 and Release No. 33-8350 by identifying and analyzing known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your financial condition or operating performance including, but not limited to, analysis of the following:
   - how the deterioration of the real estate market and the economy in your markets has affected you and how the continued deterioration may affect you;
   - trends in real estate prices, real estate sales and new construction in your

> market areas;
- trends in unemployment in your market areas;
- trends in the allowance for loan losses, including the decline as a percentage of non-performing loans;
- trends in the provision for credit losses;
- trends in the amount of loans charged off;
- trends in the amount of non-accrual loans;
- trends in the amount of impaired loans; and
- trends in the number and percentage of your loans that are delinquent.

16. Please provide to us and undertake to include in your future filings, revision of the third paragraph to provide analysis of the reasons for your losses in 2008. Please analyze the extent to which the results reflect one time charges.

17. Please provide to us and undertake to include in your future filings, analysis of
- trends in your yield curve (the difference between long term and short term interest rates);
- analysis of the reasons why your net income has not increased as the yield has grown steeper;
- trends in your net interest margin including trends in your borrowing costs and trends in the rates you charge on loans;
- analysis of how you have been affected by the Federal Reserve maintaining interest rates at historic lows; and
- analysis of how you anticipate you will be affected when the Federal Reserve increases interest rates.

18. Please provide to us and undertake to include in your future filings, analysis of the extent to which your loan portfolio consists of adjustable rate loans including, but not limited to the following:
- quantify the amount and percentage of your loans that have interest rates that are adjustable;
- analysis of the benefits and detriments to you of adjustable rate loans;
- how your net interest margin and your net income has been limited by the historically low federal funds rate; and
- how your net interest margin and your net income will be limited by the policy of the Federal Reserve to keep interest rates low.

19. Please provide to us and undertake to include in your future filings, analysis of the extent to which your loan portfolio consists of loans with maturities that are long term including, but not limited to the following:
- quantify the amount and percentage of your loans that mature in ten, twenty or thirty years;
- discuss the extent to which these loans are fixed or adjustable;

- analyze how these long term loans could adversely affect your net income particularly to the extent market interest rates rise above interest rates of these loans.

20. Please provide to us and undertake to include in your future filings, analysis of the effects, both positive and negative, of the acquisition of Boardwalk Bancorp on you. Please include discussion of the problems experienced by Boardwalk Bancorp before the merger and the extent to which these problems have continued.

21. Please provide to us and undertake to include in your future filings, analysis of the risks associated with your investments in collateralized mortgage obligations and collateralized debt obligations.

Business Strategy, page 44

22. Please provide to us and undertake to include in your future filings, analysis of your reasons for increasing your commercial mortgage lending over each of the past five years and your plans to further increase such lending. Please analyze the risks of further concentration of your loan portfolio in commercial loans in your two county market area.

Provision for Loan Losses, page 49

23. We note your disclosure that your ratio of the allowance for loan losses to non-performing loans, i.e. coverage ratio, decreased to 53.4% at December 31, 2008, from 102.9% at December 31, 2007, resulting from a higher level of nonperforming loans. We also note your disclosure on page F-18 that no specific reserves were necessary for your impaired loans due to the Company recording partial charge-offs in instances where the carrying amounts of the loan exceeded the fair value of the underlying collateral. In light of the significant increase in non-performing loans in 2008 and interim periods in 2009 resulting in further decreasing coverage ratios through September 30, 2009 and to help us better understand the impact of these partial charge-offs on your coverage ratio, please tell us, and disclose the following for each period presented in all future filings beginning with your Form 10-K for the year ended December 31, 2009:

- in more detail, the typical timing surrounding the recognition of a loan as non-accrual and recording of any provision or charge-off;
- the amount of partial charge-offs recorded during the period;
- how charge-offs for confirmed losses impact your coverage ratio;
- the amount of nonperforming loans for which the full loss has been charged-off to total loans;

- the amount of nonperforming loans for which the full loss has been charged-off to total nonperforming loans;
- the charge-off rate for nonperforming loans for which the full loss has been charged-off; and
- the coverage ratio net of nonperforming loans for which the full loss has been charged-off.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 3 – Investment Securities, page F-13

24. We note your disclosures and other-than-temporary impairments relating to your trust preferred securities. Considering the significant judgment required to determine if a security is other-than-temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 320-10-50-6. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please enhance your disclosure in all future filings beginning with your Form 10-K for the year ended December 31, 2009 to include a tabular presentation including the following: single-issuer or pooled, class (senior or mezzanine), book value, fair value, unrealized gain/loss, realized losses, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults) and excess subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

* * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;   and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Benjamin Phippin at 202-551-3697 or Amit Pande, Accounting Branch Chief, at 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney